Rice Acquisition Corporation 3

102 East Main Street, Second Story

Carnegie, Pennsylvania 15106

September 23, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kellie Kim
Wilson Lee
Pam Howell

Re:	Rice Acquisition Corporation 3
Amended Registration Statement on Form S-1
Filed September 18, 2025
File No. 333-289938

Ladies and Gentlemen:

This letter sets forth the response of Rice Acquisition Corporation 3 (the “Company”) to the comments of the staff of the Division of Corporation Finance’s Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 22, 2025, with respect to the above referenced Amended Registration Statement on Form S-1, filed September 18, 2025. Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (the “Second Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amended Form S-1 filed September 18, 2025

Exhibits

1.	Staff’s comment:

We note the assumptions b, c(i), and d in Exhibit 5.1 and the assumption 2.10 in Exhibit 5.2. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please revise these assumptions or explain. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comment, we have revised and refiled Exhibit 5.1 and Exhibit 5.2 in the Second Amended Registration Statement to remove the assumptions identified by the Staff.

2.	Staff’s comment:

The trust account termination letter attached as Exhibit A to the Investment Management Trust Agreement filed as Exhibit 10.1 states that ” . . . counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds . . .” Nasdaq Listing Rule IM-5101-2(a) states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. We also note that the exhibit is inconsistent with the disclosure in the prospectus, which states proceeds will not be released until “the completion of our initial business combination.” Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing Rule.

Response:

In response to the Staff’s comment, we have revised and refiled Exhibit 10.1 in the Second Amended Registration Statement to eliminate the possibility of the release of funds from the trust account earlier than the consummation of the initial business combination.

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We respectfully request the Staff’s assistance in completing the review of the Second Amended Registration Statement as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Lanchi Huynh of Kirkland & Ellis LLP at (214) 972-1673 with any questions or further comments regarding the responses to the Staff’s comments.

RICE ACQUISITION CORPORATION 3

By:	/s/ J. Kyle Derham
Name:	J. Kyle Derham
Title:	Chief Executive Officer

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